EXHIBIT 11.1

ESPEY MFG. & ELECTRONICS CORP.

Computation of per Share Net Income

Five years ended June 30,

	2016	2015	2014	2013	2012
Computation of net income
per share:

BASIC
Weighted average
number of primary
shares outstanding	2,285,686	2,271,426	2,245,222	2,206,937	2,172,589

Net income	$3,175,801	$3,183,127	$1,167,885	$5,562,425	$4,390,268

Per share-basic	$1.39	$1.40	$0.52	$2.52	$2.02

DILUTED
Weighted average
number of primary
shares outstanding	2,302,034	2,290,542	2,285,535	2,242,648	2,203,060

Net effect of
dilutive stock
options based on
treasury stock
method	16,348	19,116	40,313	35,711	30,471

Net income	$3,175,801	$3,183,127	$1,167,885	$5,562,425	$4,390,268

Per share-diluted	$1.38	$1.39	$0.51	$2.48	$1.99

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